2/8/06 SS

AB 2/27/06

SECURI ION

06001810

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 18206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson + Strudwick, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East Main Street, 20 th Floor
(No. and Street)

Richmond (City), VA (State), 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Mark Hamby (804)- 643-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

1700 Bayberry Court, Suite 300, Richmond, VA, 23226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/06

OATH OR AFFIRMATION

I, G. Mark Hamby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson & Strudwick, Inc, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

G. Mark Hamby
President, CEO

Title

PAMELA L. KANE
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires July 31, 2008

Notary Public 01/10/06

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Cherry, Bekaert & Holland, L.L.P.
The Firm of Choice.

www.cbh.com

1700 Bayberry Court – Suite 300
Richmond, Virginia 23226
phone 804.673.4224
fax 804.673.4290

January 11, 2006

Anderson & Strudwick
Christine Lane, CFO
707 East Main Street, 19th Floor
Richmond, VA 23219

Dear Christine,

Per your request and notification from the NASD, we have completed the supplemental page which reconciles your September 30, 2005 Net Capital and Aggregate Indebtedness from your original filed Focus Report to your final filed Focus Report. This reconciliation and respective final Net Capital and Aggregate Indebtedness agree to our September 30, 2005 audited financial statements and respective independent auditor's report dated November 28, 2005.

Please let me know if you have any further needs or questions.

Sincerely,

F. Thomas Smiley, CPA
Senior Manager

ANDERSON & STRUDWICK, INC. AND SUBSIDIARY

Reconciliation with Company's Computation of Net Capital and
Aggregate Indebtedness in Part II of Form X-17A-5
September 30, 2005

Net capital as reported in the Company's Original Part II FOCUS Report	$ 782,854
Audit adjustment to tax expenses, net	(149,778)
Audit adjustment to tax receivable, net	86,363
Audit adjustment to accrued rent expense, net	(22,105)
NASD audit reclass non-allowable commission receivable, net	(232,465)
Net capital per this computation	$ 464,869

Aggregate indebtedness as reported in the Company's Original Part II FOCUS Report	$ 2,344,393
Adjustment to accrued expenses included in Company's report	46,563
Aggregate indebtedness per this computation	$ 2,390,956

See Independent Auditor's Report dated November 28, 2005 in previously issued report